SO 3/9/04

04004500

SECURITIE[S AND EXCHANGE COMMI]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8-34213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Broker/Dealer, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2675 N. Mayfair Road, Suite 410
(No. and Street)

Wauwatosa (City) Wisconsin (State) 53226-1305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Einhorn 414-453-4488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feld, Schumacher & Company, LLP
(Name – *if individual, state last, first, middle name*)

2448 S. 102nd Street (Address) West Allis (City) Wisconsin (State) 53227 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BROKER/DEALER, INC.
OATH OR AFFIRMATION

I, Stephen E. Einhorn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of Broker/Dealer, Inc., as of December 31, 2003 and 2002, are true and correct. I further affirm that neither the Company nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen E. Einhorn

Signature - Stephen E. Einhorn

Kathleen Almond

Notary Public

NOTARY PUBLIC
KATHLEEN ALMOND
STATE OF WISCONSIN

My commission expires: May 14, 2006

This report contains:

Facing page

Report of Independent Accountants

Balance Sheets

Statements of Operations

Statements of Changes in Stockholder's Equity

Statements of Cash Flows

Notes to Financial Statements

Computation of Net Capital Under Rule 15c3-1

Computation for Determination of Reserve Requirements Under Rule 15c3-3

Information Relating to Possession or Control Requirements Under Rule 15c3-3

A Reconciliation Pursuant to Rule 17a-5(d)(4)

Supplementary Report of Independent Accountants on Internal Accounting Control

BROKER/DEALER, INC.

FINANCIAL STATEMENTS

December 31, 2003 and 2002

BROKER/DEALER, INC.

TABLE OF CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
FINANCIAL STATEMENTS	
Report of Independent Accountants	3
Balance Sheets	5
Statements of Operations	6
Statements of Changes in Stockholder's Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 153-1	12
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	13
Information Relating to Possession or Control Requirements Under Rule 15c3-3	13
A Reconciliation Pursuant to Rule 17a-5(d)4	13
Supplementary Report of Independent Accountants on Internal Accounting Control	14

Feld & Schumacher
& Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 270407
Lincoln Center I, Suite 360
2448 South 102nd Street
West Allis, Wisconsin 53227
Phone: 414-327-2320
Fax: 414-546-7547

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholder
Broker/Dealer, Inc.
Milwaukee, Wisconsin

In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Broker/Dealer, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The Company, as disclosed in the notes to financial statements, has extensive transactions and relationships with Einhorn Associates, Inc. In addition, the ability of the Company to transact business is dependent upon the Company's affiliation with Einhorn Associates, Inc. Accordingly, it is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FELD, SCHUMACHER & COMPANY, LLP

Feld, Schumacher & Company, LLP

February 17, 2004

BROKER/DEALER, INC.
BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets		
Cash	$ 19,246	$ 13,085
Other investments	3,300	3,300
Total current assets	$ 22,546	$ 16,385
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, at stated value		
Authorized 2,800 shares		
Issued and outstanding 300 shares	300	300
Additional paid-in capital	25,000	25,000
Accumulated deficit	(2,754)	(8,915)
	22,546	16,385
	$ 22,546	$ 16,385

See notes to financial statements.

BROKER/DEALER, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2003 and 2002

	2003	2002
Revenue		
Fee income	$230,840	$ 5,000
Interest	18	21
	230,858	5,021
Expenses		
Consulting fees	220,000	-
Professional fees	695	675
Regulatory fees	1,440	723
Other	2,562	1,335
	224,697	2,733
NET INCOME	$ 6,161	$ 2,288

See notes to financial statements.

BROKER/DEALER, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$300	$21,000	$(11,203)	$10,097
Capital contribution	-	4,000	-	4,000
Net income	-	-	2,288	2,288
Balance, December 31, 2002	300	25,000	(8,915)	16,385
Capital contribution	-	-	-	-
Net income	-	-	6,161	6,161
Balance, December 31, 2003	$300	$25,000	$ (2,754)	$22,546

See notes to financial statements.

BROKER/DEALER, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income	$ 6,161	$ 2,288
Net cash provided by operating activities	6,161	2,288
Cash flows from financing activities		
Capital contributions	-	4,000
Net cash provided by financing activities	-	4,000
NET INCREASE IN CASH	6,161	6,288
Cash, beginning of year	13,085	6,797
CASH, end of year	$ 19,246	$ 13,085

See notes to financial statements.

Note 1 - Nature of Business

Broker/Dealer, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the selection, training and supervision of employees of an affiliate involved with private placements of securities.

Note 2 - Summary of Significant Accounting Policies

Other Investments

Other investments consists of warrants to purchase 300 shares of The NASDAQ Stock Market, Inc. and are stated at cost that does not exceed estimated net realizable value.

Revenue Recognition

The Company recognizes fee income when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction. The ability of the Company to enter into these transactions is dependent upon its affiliation with Einhorn Associates, Inc. (see Note 3).

Income Taxes

The stockholder of the Company has elected to be taxed as an S corporation. As an S corporation, the Company's income or loss is reported on the stockholder's individual income tax return and, accordingly, no liability or provision for income taxes is reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company's officers and directors are also owners and officers of Einhorn Associates, Inc., merger and acquisition consultants. The Company pays for all direct expenses related to licensing and training. The Company paid Einhorn Associates, Inc. $220,000 in 2003 and $-0- in 2002 for expenses associated with management, bookkeeping and certain other services provided to the Company.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Other regulatory requirements provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 and 2002 the Company had net capital of $19,246 and $13,085, respectively. The Company had a minimum net capital requirement of $5,000 at December 31, 2003. The Company had no aggregate indebtedness at December 31, 2003 and 2002.

SUPPLEMENTARY INFORMATION

BROKER/DEALER, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2003

Net Capital

Total ownership equity from balance sheet	$22,546
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	$22,546
Total capital and allowable subordinated liabilities	$22,546
Deductions and/or charges:	
Total nonallowable assets	3,300
Net capital before haircuts on securities positions	19,246
Haircuts on securities	-
Net capital	$19,246

Computation of Basic Net Capital Requirements

Minimum net capital required	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$14,246
Excess net capital at 1,000%	$19,246
Excess net capital at 1,500%	$19,246

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ -
Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-

BROKER/DEALER, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2003

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2003

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

A RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
December 31, 2003

Computation of Net Capital

	Unaudited Filing	Difference(1)	Audited Filing
Total ownership equity	$22,546	$ -	$22,546
Deduct ownership equity not allowable for net capital	-	-	-
Total ownership equity qualified for net capital	$22,546	$ -	$22,546
Total capital and allowable subordinated liabilities	$22,546	$ -	$22,546
Total nonallowable assets	3,300	-	3,300
Net capital before haircuts on securities positions	19,246	-	19,246
Haircuts on securities	-	-	-
Net capital	$19,246	$ -	$19,246

(1) Reflects the net effect of audit adjustments from the 2003 audit.

Feld & Schumacher Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 270407
Lincoln Center I, Suite 360
2448 South 102nd Street
West Allis, Wisconsin 53227
Phone: 414-327-2320
Fax: 414-546-7547

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors of
Broker/Dealer, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Broker/Dealer, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Broker/Dealer, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by Broker/Dealer, Inc. in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities in 2001.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

FELD, SCHUMACHER & COMPANY, LLP

Feld, Schumacher & Company, LLP

February 17, 2004